Exhibit 99.1
Data as of August 15, 2011

2Q 2011 Investor Update INREIT Real Estate Investment Trust
Investor Equity
Dividends Paid (In Millions)
INREIT Distribution Yield
MFFO Payout Ratio
Letter to Investors
Dear Investors:
The second quarter of 2011 was significant for INREIT Real Estate Investment Trust as it filed its first Quarterly Report on Form 10-Q with the SEC. This report, detailing INREIT Real Estate Investment Trust’s first quarter 2011 performance, is available via our website at www.INREIT.com.
Our transition to a public reporting company continues in the second quarter as we filed our second quarter report on Form 10-Q on August 15, 2011. This report contains a full description and discussion of INREIT’s second quarter 2011 financial and operational results. A copy of INREIT’s second quarter 2011 10-Q is also available on our website.
On June 23, 2011, INREIT Real Estate Investment Trust held its Annual Meeting of Shareholders. The Board took the opportunity to thank out-going Board Chair Earl Strinden and Trustee Rex Carlson for their superior service and leadership to the Trust.
Highlights for the quarter ended June 30, 2011 (as compared to the same quarterly period in 2010) include:
•	Revenue increased 9.1% from $11.0 million to $12.0 million.

•	Investor Equity increased 5.8% from $141.7 million to $143.7 million.

•	MFFO per share decreased $0.32 to $0.29.

•	Shares and Units Outstanding increased by 10.8%.

•	Cumulative dividends and distributions paid exceeded $2.9 million.
INREIT Real Estate Investment Trust (“INREIT”) is a registered, but unincorporated business trust organized in North Dakota. INREIT has elected to be taxed as a Real Estate Investment Trust (“REIT”) under Sections 856-860 of the Internal Revenue Code, which requires that 75 percent of the assets of a REIT must consist of real estate assets and that 75 percent of its gross income must be derived from real estate.
INREIT Declares 2Q 2011 Dividend
The Board of Directors of INREIT Real Estate Investment Trust authorized a dividend of $0.2012 per share (equates to an annualized rate of 5.75%), based on the offering price of $14.00 per share for stockholders of record as of June 30, 2011. The payment date for the distribution for the period commencing on April 1, 2011 and ending on June 30, 2011 was paid in July 2011.
Cautionary Language Concerning Forward-Looking Statements
Information set forth in this Investor Report contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. INREIT Real Estate Investment Trust disclaims any obligation to update or revise statements contained in this Investor Report based upon new information or otherwise. This Investor Report may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are made in the Trust’s financial statements.
INREIT Real Estate Investment Trust
1711 Gold Drive South, Suite 220, Fargo, ND 58103 Office: 701-478-8110
216 South Broadway, Suite 202, Minot, ND 58701 Office: 701-837-1031 Toll Free: 1-877-269-1031
www.inreit.com

Investment by Sector
Revenue by Sector
INREIT Real Estate Investment Trust’s
Third Quarter 2011 Investor Report is expected to be available on the INREIT website at www.inreit.com on or about November 15, 2011. Hardcopies are available upon request at the Company’s offices in Fargo and Minot, ND.
Second Quarter Acquisitions

			Date
Property Name	City	State	Acquired	Sq. Ft/Units	Total Price
Country Club	Fargo	ND	5/1/2011	40	$1,600,000
Country Side	Fargo	ND	5/1/2011	24	$864,000
Bank of the West	Moorhead	MN	5/13/2011	3,510	$1,000,000
Dairy Queen	Moorhead	MN	5/13/2011	2,712	$1,181,000
Walgreens	Denver	CO	6/14/2011	13,390	5,210,000
Taco Bell Land	Denver	CO	6/14/2011	36,432	$690,000

				Total	$10,545,000

Owned Assets
Property Spotlight
Walgreens
300 South Federal Blvd.
Denver, Colorado 80219
•	Acquired in June 2011

•	Built in 2007

•	Property has 13,390 sq. ft. of rentable space.

•	Located in the capital city of Colorado this Walgreens has a prime location in a growing area of Denver. According to the 2009 census estimates, Denver was the 24th most populous US city.

•	Lease agreement with Walgreens is a NNN lease with an expiration date in 2032.

•	Walgreens company operates 7,600 drugstores across all 50 states, the District of Columbia and Puerto Rico.
Requests for further information may be directed to Investor Relations at
701-837-1031. Correspondence should be sent to:
INREIT Real Estate Investment Trust 216 S Broadway, Ste. 202 Minot, ND 58701